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                      SECURITIES AND EXCHANGE COMMISSION

                            Washington, D.C. 20549


                                  FORM 10-C


               Report by Issuer of Securities Quoted on NASDAQ
                         Interdealer Quotation System
                 Filed Pursuant to Section 13 of 15(d) of the
               Securities Exchange Act of 1934 and Rule 13a-17
                              or 15d-17 thereunder


                               TOM BROWN, INC.
                (Exact name of issuer as specified in charter)


                       508 WEST WALL STREET, SUITE 500
                              MIDLAND, TX 79701
                   (Address of principal executive offices)
        Issuer's telephone number, including area code (915) 682-9715


                    CHANGE IN NUMBER OF SHARES OUTSTANDING


          Indicate any change (increase or decrease) of 5% or more
                     in the number of shares outstanding:


1.     Title of security:  Common Stock, $.01 par value per share
2.     Number of shares outstanding before the change:  21,187,294
3.     Number of shares outstanding after the change:  23,898,431
4.     Effective date of change:  December 23, 1996
5.     Method of change:  Acquisition of Presidio Oil Company


Dated:  December 26, 1996


                                        TOM BROWN, INC.



                                        By: /s/ JACK REED
                                            ------------------------
                                            Jack Reed, Treasurer